

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

J. David Enloe, Jr.
President and Chief Executive Officer
Recro Pharma, Inc.
1 E. Uwchlan Avenue, Suite 112
Exton, Pennsylvania 19341

> **Re: Recro Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2021**
> **File No. 333-259460**

Dear Mr. Enloe:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed September 10, 2021

Cover Page

1.   We note this resale registration statement relates to your recent purchase of Irisys. The selling shareholders in this registration statement are the former owners of Irisys, who will receive the common shares to be resold on February 11, 2022, six months after the closing of the Unit Purchase Agreement, and will have no right voting rights or dividend rights in the shares until that time, as provided in paragraph 2.4 of the Unit Purchase Agreement, Exhibit 10.1 of your August 13, 2021 Form 8-K. Provide us your analysis why it is appropriate to register the shares for resale now, when the shares will not be issued until on or about February 11, 2022. In doing so, tell us the purpose of the six-month delay.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael M. Bushey, Esq.